330

OMB
Mail Processing
Section

DEC 17 2008

Washington, DC
105

SECUR 08033265 ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2008	
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Lieberman Limited

OFFICIAL USE ONLY
10030
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Railroad Avenue
(No. and Street)

Greenwich, (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Samuel Lieberman 203-340-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Samuel Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Lieberman Limited, as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE V. MOSCON
NOTARY PUBLIC, State of New York
No. 01MO6158893
Qualified in Nassau County
Commission Expires January 16, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTHSCHILD LIEBERMAN LIMITED

FINANCIAL STATEMENTS

OCTOBER 31, 2008

(with supplementary information)

POVOL AND FELDMAN, CPA, PC
Certified Public Accountants

ROTHSCHILD LIEBERMAN LIMITED
TABLE OF CONTENTS

OCTOBER 31, 2008

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Rothschild Lieberman Limited

We have audited the accompanying statement of financial condition of Rothschild Lieberman Limited as of October 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Rothschild Lieberman Limited at October 31, 2008, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Povol & Feldman, CPA, PC

Lake Success, New York
November 28, 2008

ROTHSCHILD LIEBERMAN LIMITED
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2008

ASSETS

Assets:	
Cash	$ 30,219
Receivable from correspondent broker	41,204
Federal tax receivable	13,907
Securities owned, at market	907,827
Prepaid state taxes	2,092
Security deposit receivable	938
Total Assets	$ 996,187

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market	$ 4,680
Payable to correspondent broker	288,563
Accounts payable, income taxes payable and accrued expenses	20,910
Loan from shareholder	100,000
	414,153
Stockholder's Equity:	
Common stock, $1 par value; authorized 20,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	74,000
Retained earnings	507,034
	582,034
Total Liabilities and Stockholder's Equity	$ 996,187

See the accompanying notes and auditors' report.

ROTHSCHILD LIEBERMAN LIMITED
STATEMENT OF INCOME
FOR THE YEAR ENDED OCTOBER 31, 2008

Revenues:	
Dealer trading	$ 389,603
Commissions	281,529
Interest and dividends	30,085
	701,217
Cost of Operations:	
Clearance	32,182
Employee compensation and benefits	445,104
Other operating expenses	162,132
	639,418
Income before income tax expense	61,799
Income tax expense:	
Current	46,648
Deferred	(24,250)
	22,398
Net Income	$ 39,401

See the accompanying notes and auditors' report.

ROTHSCHILD LIEBERMAN LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2008

	Balance November 1, 2007	Net Income	Balance October 31, 2008
Common Stock $1 Par Value	$ 1,000	$ -	$ 1,000
Additional Paid-in Capital	74,000	-	74,000
Retained Earnings	467,633	39,401	507,034
Stockholder's Equity	$ 542,633	$ 39,401	$ 582,034

See the accompanying notes and auditors' report.

ROTHSCHILD LIEBERMAN LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2008

Cash Flows From Operating Activities:	
Net income	$ 39,401
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred tax benefit	(24,250)
Changes in:	
Securities owned, net	(46,827)
Correspondent broker, net	(42,355)
Accounts payable, income taxes payable and accrued expenses	(14,018)
Net Cash Used in Operating Activities	(88,049)
Cash Flows Provided by Financing Activities:	
Loan from shareholder	100,000
Net Increase in Cash	11,958
Cash - November 1, 2007	18,268
Cash – October 31, 2008	$ 30,219
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 57,851

See the accompanying notes and auditors' report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Rothschild Lieberman Limited (the Company) is a registered broker-dealer that introduces its brokerage accounts on a fully disclosed basis to self-clearing correspondent brokers. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was incorporated in January 1981 and operates with headquarters in the State of Connecticut, serving customers within the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities

Securities owned by the firm and securities not yet purchased are reported at market value with unrealized gains or losses reflected in operations as dealer trading revenues.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

INCOME TAXES

Pursuant to the Revenue Reconciliation Act of 1993, the Company, as a dealer in securities, was required to mark-to-market all securities owned, for tax years ending on or after December 31, 1993. The law allows, subject to certain limitations, for the difference between market and carrying value of the Company's securities as of the beginning of the first tax year to which this rule applies to be phased into income over a period of 5 years, or with respect to last-in, first-out cost basis securities, over a period of 15 years. This will result in the recognition of additional taxable income of approximately $61,000 annually through October 31, 2008.

The current income tax expense consists of federal, state and local corporate income taxes of approximately $47,000 and differs from the expected effective tax rate due to the permanent difference of non-deductible expenses. At October 31, 2008, the deferred income tax liability of approximately $24,250 results from the mark-to-market income deferral.

Effective November 1, 2008, the Company elected to file under Subchapter "S" of the Internal Revenue Code (IRC), and under related statutes of the Connecticut and New York State tax codes. Accordingly, the shareholder will report the income or loss on his personal income tax returns, bearing the tax cost personally.

CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby change in the market value may be in excess of amounts recognized in the statement of financial condition.

As a nonclearing broker, the Company has its securities and its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. All of the Company's cash and securities positions are held with a clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through a clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

LOANS

In conjunction with tax strategies and the subchapter "S" election of the IRC and related state governments, the shareholder loaned $100,000 to the Company. This unsecured liability is anticipated to be of short duration, and interest will accrue at 5% per annum on any unpaid balance.

NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital as defined. At October 31, 2008, the Company had a net capital ratio of .18 to 1 and its net capital was approximately $580,000 compared to the minimum requirement of 100,000. The Company has elected to operate pursuant to SEC rule 15c3-1(a)(6), whereby it is not required to take haircuts on its market-maker securities.

OFFICE SPACE

The Company leases space pursuant to a sublease agreement for the period April 1, 2007 through March 31, 2012. Minimum lease payments amount to approximately $12,000 per annum. Rent expense amounted to approximately $11,466 for the year ended October 31, 2008. A security deposit of approximately $1,000 was deposited with the sub-landlord.

SUPPLEMENTAL INFORMATION

ROTHSCHILD LIEBERMAN LIMITED

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2008

Computation of Net Capital

Total stockholder's equity	$ 582,034
Deduct prepaid state taxes	2,092
Total stockholder's equity qualified for net capital	579,942
Deduct other allowable credits	-
Net capital	$ 579,942

See auditors' report on supplemental information.

ROTHSCHILD LIEBERMAN LIMITED

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2008

Computation of Aggregate Indebtedness

Accounts payable, accrued expenses, and income taxes	$ 20,910
Loan from shareholder	100,000
Total aggregate indebtedness	$ 120,910
Ratio: Aggregate indebtedness to net capital	20.85%

Computation of Basic Net Capital Requirement

Minimal net capital required (6-2/3% of A.I.)	$ 8,061
Minimum dollar net capital requirement	$ 100,000
Minimum net capital requirement	$ 100,000
Excess net capital	$ 479,942

See auditors' report on supplemental information.

SCHEDULE II
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

OCTOBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under the provisions of section (K)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2008

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

See auditors' report on supplemental information.

ROTHSCHILD LIEBERMAN LIMITED

SCHEDULE IV
RECONCILIATIONS UNDER 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2008

A. Reconciliation of computation of net capital:

Reconciliation with Company's Computation (included in Part II of FOCUS report as of October 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 579,942
Audit adjustments to market valuation including trade date amount	-
Net capital	$ 579,942

B. Reconciliation of determination of reserve requirements under rule 15c3-3:

The Company has claimed exemption from rule 15c3-3 under the provisions of section (k)(2)(ii).

C. Reconciliation of haircuts under rule 15c3-1:

The Company has elected to operate pursuant to SEC rule 15c3-1(9)(6) and, therefore, no haircuts have been taken.

See auditors' report on supplemental information.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Rothschild Lieberman Limited

In planning and performing our audit of the financial statements of Rothschild Lieberman Limited (the "Company") for the year ended October 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether

those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2008 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Rothschild Lieberman Limited to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Povol & Feldman, CPA, PC

Lake Success, New York
November 28, 2008

END